Exhibit 99.1
FCA closed 2015 with a strong performance well in excess of full-year guidance. Including Ferrari, Net revenues were €113.2 billion, up 18%, Adjusted EBIT was €5.3 billion, up 40% and Adjusted net profit was €2.0 billion, up 91%. The spin-off of Ferrari allowed the Group to begin 2016 operations with Net industrial debt of €5.0 billion.

▪	Worldwide shipments were 4.6 million units, in line with 2014. Jeep's strong global performance continued with record worldwide shipments of 1.3 million up 21%.

▪	Adjusted EBIT[1] was €5.3 billion, up 40% from €3.8 billion in 2014, with NAFTA more than doubling and EMEA returning to profitability one year ahead of plan. All segments were profitable in Q4 2015.

▪
Adjusted net profit[2] was €2.0 billion, up 91% compared to €1.1 billion in 2014. Net profit in 2015 was €377 million, which includes Q3 charges for the change in estimate to reflect current regulatory and recall environment, as well as Q4 charges for planned realignment of NAFTA capacity to reflect market trends.

▪
Net industrial debt was €6.0 billion at December 31, 2015 and liquidity remained strong at €25.2 billion. After giving effect to the January 3, 2016 Ferrari spin-off, Net industrial debt stood at €5.0 billion and liquidity reduced marginally to €24.6 billion.

Group results in the following table include Ferrari to promote comparability with prior periods and with previously provided guidance:

FIAT CHRYSLER AUTOMOBILES – Highlights including Ferrari
Three months ended December 31,				Year ended December 31,
2015	2014	Change	(€ million)	2015	2014	Change
1,208	1,215	(7)	Total shipments (000s)	4,610	4,608	2
30,099	27,084	3,015	Net revenues	113,191	96,090	17,101
1,639	1,175	464	Adjusted EBIT[1]	5,267	3,766	1,501
6,012	7,845 (4)	(1,833)	Net industrial debt	6,012	7,654	(1,642)
25,239	24,877 (4)	362	Total available liquidity	25,239	26,221	(982)

Under IFRS, Ferrari will be presented as a discontinued operation in the financial statements for the year ended December 31, 2015 and for prior periods whereby Ferrari's results are excluded from the Group's results from continuing operations and are presented net of tax in a separate financial line item after Net profit - continuing operations; this presentation is reflected in the following table:

FIAT CHRYSLER AUTOMOBILES – Highlights (amounts exclude Ferrari unless otherwise noted)
Three months ended December 31,				Year ended December 31,
2015	2014	Change	(€ million)	2015	2014	Change
29,414	26,420	2,994	Net revenues	110,595	93,640	16,955
480	951	(471)	EBIT	2,625	2,834	(209)
1,530	1,060	470	Adjusted EBIT[1]	4,794	3,362	1,432
196	336	(140)	Net profit - continuing operations	93	359	(266)
55	84	(29)	Net profit from discontinued operations (Ferrari)	284	273	11
251	420	(169)	Net profit	377	632	(255)
1,041	445	596	Adjusted net profit - continuing operations[2]	1,708	772	936
1,121	529	592	Adjusted net profit - (including Ferrari)[2]	2,026	1,060	966
0.160	0.329	(0.169)	Basic earnings per share (EPS) (including Ferrari)(€)	0.221	0.465	(0.244)
0.736	0.417	0.319	Adjusted basic EPS (including Ferrari) (€)[3]	1.313	0.815	0.498
0.160	0.328	(0.168)	Diluted EPS (€)	0.221	0.460	(0.239)
5,049	—	—	Net industrial debt - continuing operations	5,049	—	—
24,557	—	—	Total available liquidity - continuing operations	24,557	—	—

____________________________
1 Refer to page 11 for reconciliation of EBIT to Adjusted EBIT; 2 Refer to page 12 for reconciliation to Net profit; 3 Refer to page 12 for calculation of Adjusted basic EPS;
4 At September 30, 2015.

Net revenues1,2 for the year were €113.2 billion, an increase of €17.1 billion, or 18% (+6% at constant exchange rates, or CER) from €96.1 billion for the prior year. Higher Net revenues in NAFTA (+33%; +13% CER), EMEA (+13%; +11% CER) and Components (+13%; +11% CER), were partially offset by decreases in LATAM (-25%; -18% CER), APAC (-22%; -31% CER) and Maserati (-13%; -22% CER).
Adjusted EBIT1,2 was €5,267 million, an increase of €1,501 million (+40%; +19% CER) from prior year. The increase in Adjusted EBIT was primarily attributable to increases in NAFTA (+€2,271 million), EMEA (+€254 million) and Components (+€110 million), partially offset by decreases in APAC (-€489 million), LATAM (-€376 million) and Maserati (-€170 million). Adjusted EBIT excludes a total of €2,203 million pre-tax impact of unusual items, of which €1,631 million relates to NAFTA, €219 million to LATAM, €205 million to APAC and €47 million to EMEA.
Net financial expense1 totaled €2,377 million, €330 million higher than in 2014, primarily reflecting an increase in debt levels and interest rates in Brazil, the call premiums, net of the remaining unamortized debt premiums, of €168 million for the prepayment of the FCA US senior secured notes due in 2019 and 2021 and unfavorable foreign currency translation, partially offset by interest cost savings resulting from the refinancing transactions and reduction in overall gross debt in 2015.
Tax expense1 totaled €310 million, compared to €544 million in 2014, mainly due to decreased profit before taxes.
Net profit for the year was €377 million, compared to €632 million for 2014 and profit attributable to owners of the parent was €334 million compared to €568 million for 2014. Adjusted net profit for the year was €2,026 million, compared to €1,060 million for 2014.
Net industrial debt1,2 at December 31, 2015 was €6.0 billion, a decrease from €7.7 billion at December 31, 2014. The improvement reflects positive cash flows from operating activities of €9.7 billion and €0.7 billion of positive foreign exchange translation effects primarily related to the devaluation of the Brazilian Real, which were partially offset by capital expenditures of €9.2 billion. The decrease also reflects €0.9 billion of net cash proceeds from the IPO of 10% of Ferrari and a €0.3 billion cash payment to the non-controlling interest. After giving effect to the January 3, 2016 Ferrari spin-off, Net industrial debt stood at €5.0 billion.
Total available liquidity1 was €25.2 billion at December 31, 2015, down from €26.2 billion at December 31, 2014. The decrease reflects bond repayments during the year totaling €7.3 billion which included the prepayment of the FCA US secured senior notes due in 2019 and 2021 with an aggregate principal balance of €5.3 billion and the repayment at maturity of two bonds with an aggregate principal balance of €1.9 billion. This decrease was partially offset by the issuance of unsecured senior notes due in 2020 and 2023 with an aggregate principal balance of $3.0 billion (€2.8 billion); net increases of €1.5 billion attributable to changes in bank borrowings, other debt and credit facilities; cash generated from operations net of investing activities of €0.7 billion; transactions related to the IPO of 10% of Ferrari of €0.6 billion and a favorable foreign exchange translation impact of €0.7 billion.  Total available liquidity includes the new syndicated revolving credit facility of €2.5 billion entered into in June, which will expand to €5.0 billion following the termination of the ring-fencing of FCA US expected in Q1 2016. After giving effect to the January 3, 2016 Ferrari spin-off, total available liquidity reduced marginally to €24.6 billion.

_____________________________
1 These results include Ferrari to promote comparability with prior periods and previously provided guidance. However, as a result of the approval of the Ferrari spin-off at the Extraordinary General Meeting of Shareholders on December 3, 2015, Ferrari will be treated as a discontinued operation for the year ended December 31, 2015 financial statements and for all prior periods in accordance with IFRS. In addition, Ferrari assets and liabilities will be classified as held for distribution at December 31, 2015;
2 Refer to page 10 for reconciliation of these results to results reflecting Ferrari's classification as a discontinued operation.

2016 Guidance
As a result of the completion of the spin-off of Ferrari on January 3, 2016, the Group’s results for 2016 will no longer include the results or financial position of Ferrari. The Group indicates the following guidance:

FIAT CHRYSLER AUTOMOBILES - 2016 Guidance

	2016 Guidance	2015 Actual excluding Ferrari
Net revenues	> €110 billion	€111 billion
Adjusted EBIT	> €5.0 billion	€4.8 billion
Adjusted net profit	> €1.9 billion	€1.7 billion
Net industrial debt	< €5.0 billion	€5.0 billion

▪	NAFTA and EMEA continue trend of improved performance

▪	LATAM returns to modest profitability with Pernambuco reaching full model production in second half of 2016

▪	APAC profitability improving in second half of 2016 as Jeep manufacturing localization in China completed

▪	Maserati performance improving in second half of 2016 following Levante launch

▪	Capital expenditures in line with 2015

Net debt and available liquidity

FIAT CHRYSLER AUTOMOBILES -including Ferrari, unless otherwise noted
Net debt and available liquidity

	December 31, 2015[1]	September 30, 2015	December 31, 2014
(€ million)
Cash maturities (principal)	(29,716)	(30,617)	(32,892)
Bank debt	(14,507)	(12,434)	(13,120)
Capital market instruments[2]	(13,646)	(16,530)	(17,729)
Other debt[3]	(1,563)	(1,653)	(2,043)
Asset-backed financing[4]	(206)	(179)	(469)
Accruals and other adjustments[5]	(104)	(347)	(305)
Gross debt	(30,026)	(31,143)	(33,666)
Cash & marketable securities	21,326	20,408	23,050
Derivative assets/(liabilities)	117	473	(233)
Net debt	(8,583)	(10,262)	(10,849)
Industrial activities	(6,012)	(7,845)	(7,654)
Financial services activities	(2,571)	(2,417)	(3,195)

Undrawn committed credit lines	3,913	4,469	3,171
Total available liquidity	25,239	24,877	26,221

[1] Includes Ferrari to promote comparability with prior quarters and with previously provided guidance. However, under IFRS, Ferrari assets and liabilities will be classified as held for distribution at December 31, 2015; refer to page 10 for reconciliation of Net industrial debt as reported above to Net industrial debt excluding Ferrari.

[2] Includes bonds and other securities issued in the financial markets.
[3] Includes HCT Notes, arrangements accounted for as a lease under IFRIC 4 - Determining whether an arrangement contains a lease, and other non-bank financing.
[4] Advances on sale of receivables and securitizations on book.

5 At December 31 2015, includes: adjustments for hedge accounting on financial payables for €(43) million (€(50) million at September 30, 2015; €(67) million at December 31, 2014), current financial receivables from jointly-controlled financial services companies of €16 million (€32 million at September 30, 2015; €58 million at December 31, 2014) and accrued net financial charges of €(77) million (€(329) million at September 30, 2015; €(296) million at December 31, 2014).

Results by Segment

Year ended December 31, 2015 and 2014

FIAT CHRYSLER AUTOMOBILES
Net revenues and Adjusted EBIT by segment – Year ended December 31,

Net revenues				Adjusted EBIT
2015	2014	Change	(€ million)	2015	2014	Change
69,992	52,452	17,540	NAFTA	4,450	2,179	2,271
6,431	8,629	(2,198)	LATAM	(87)	289	(376)
4,885	6,259	(1,374)	APAC	52	541	(489)
20,350	18,020	2,330	EMEA	213	(41)	254
2,411	2,767	(356)	Maserati	105	275	(170)
9,770	8,619	1,151	Components (Magneti Marelli, Comau, Teksid)	395	285	110
844	831	13	Other	(150)	(116)	(34)
(4,088)	(3,937)	(151)	Unallocated items and adjustments	(184)	(50)	(134)
110,595	93,640	16,955	Total - excluding Ferrari	4,794	3,362	1,432
2,596	2,450	146	Ferrari, net of inter-company eliminations	473	404	69
113,191	96,090	17,101	Total - including Ferrari	5,267	3,766	1,501

Three months ended December 31, 2015 and 2014

FIAT CHRYSLER AUTOMOBILES
Net revenues and Adjusted EBIT by segment – Three months ended December 31,

Net revenues				Adjusted EBIT
2015	2014	Change	(€ million)	2015	2014	Change
18,925	15,328	3,597	NAFTA	1,336	650	686
1,514	2,314	(800)	LATAM	29	120	(91)
1,008	1,662	(654)	APAC	23	127	(104)
5,585	4,989	596	EMEA	111	90	21
762	728	34	Maserati	14	65	(51)
2,438	2,379	59	Components (Magneti Marelli, Comau, Teksid)	133	113	20
223	229	(6)	Other	(41)	(67)	26
(1,041)	(1,209)	168	Unallocated items and adjustments	(75)	(38)	(37)
29,414	26,420	2,994	Total - excluding Ferrari	1,530	1,060	470
685	664	21	Ferrari, net of inter-company eliminations	109	115	(6)
30,099	27,084	3,015	Total - including Ferrari	1,639	1,175	464

NAFTA
Three months ended December 31,				Year ended December 31,
2015	2014	Change	(€ million)	2015	2014	Change
731	668	63	Shipments (000s)	2,726	2,493	233
18,925	15,328	3,597	Net revenues	69,992	52,452	17,540
1,336	650	686	Adjusted EBIT	4,450	2,179	2,271

Shipments were 2,726 thousand vehicles (+9%) and sales1 totaled 2,624 thousand vehicles (+7%). Market share in the U.S. was 12.6%, up 20 bps from prior year. In Canada, FCA was the market leader with market share of 15.2%, down 20 bps from prior year.
Net revenues were €70.0 billion, up 33% (+13% CER) primarily due to volume growth for the Jeep and Ram brands, positive net pricing, as well as favorable foreign currency translation effects.
Adjusted EBIT of €4,450 million, compared with €2,179 million in 2014, reflects higher volumes, positive net pricing and positive foreign currency translation effects, partially offset by increases in recall accrual rates and product costs in the second half of the year for vehicle content enhancements, net of purchasing efficiencies. The NAFTA Adjusted EBIT margins for 2015 of 6.4% (4.2% margin in 2014) and 7.1% for Q4 2015 both exceeded their respective targets.
Adjusted EBIT excludes total charges of €1,631 million consisting primarily of two items. As part of the NAFTA margin improvement plan, the Group will realign a portion of its capacity in the region to better match market demand. As a result, pre-tax charges of €834 million were recognized and excluded from Adjusted EBIT in Q4 2015, including asset impairment charges of €598 million and other charges of €236 million related to the extended downtime at certain plants associated with the implementation of the new industrial plan. Given the recent increase in both the cost and frequency of recall campaigns, the Group revised its actuarial methodology for the estimate of future recall costs during Q3 2015. As a result, an adjustment of €761 million was recognized in Q3 2015 for the U.S. and Canada related to the change in estimate of future recall campaign costs for vehicles sold in prior periods, which was excluded from Adjusted EBIT.

_____________________________
1 For US and Canada, “Sales” represents sales to end customers as reported by the Group’s dealer network.

LATAM
Three months ended December 31,				Year ended December 31,
2015	2014	Change	(€ million)	2015	2014	Change
140	217	(77)	Shipments (000s)	553	827	(274)
1,514	2,314	(800)	Net revenues	6,431	8,629	(2,198)
29	120	(91)	Adjusted EBIT	(87)	289	(376)

Shipments were 553 thousand vehicles, a decrease of 33% reflecting continued macroeconomic weakness in the region resulting in poor trading conditions in Brazil and Argentina. The Group remained the market leader in Brazil increasing its lead over its nearest competitor to 380 bps (+30 bps from 2014) with market share at 19.5%, which decreased 170 bps due to strong competition and pricing pressures. The all-new Jeep Renegade continued its growth trend reaching 29.7% segment market share in Brazil in Q4 2015. In Argentina, overall market share declined from 13.4% in 2014 to 11.9% in 2015 mainly due to continued import restrictions.
Net revenues were €6.4 billion, down 25% (-18% CER) primarily due to reduced shipments, which was partially offset by positive pricing actions.
Adjusted EBIT was negative €87 million in 2015, down from €289 million in 2014, primarily related to lower volumes and higher input cost inflation, Pernambuco start-up costs and the all-new Jeep Renegade commercial launch costs, partially offset by favorable net pricing and product mix mainly attributable to the all-new Jeep Renegade. Adjusted EBIT excludes total charges of €219 million, of which €83 million was due to the devaluation of the Argentinian Peso resulting from changes in monetary policy and €80 million was due to the adoption of the Venezuelan government’s Marginal Currency System, or SIMADI exchange rate, at June 30, 2015.

APAC
Three months ended December 31,				Year ended December 31,
2015	2014	Change	(€ million)	2015	2014	Change
26	57	(31)	Shipments (000s)	149	220	(71)
1,008	1,662	(654)	Net revenues	4,885	6,259	(1,374)
23	127	(104)	Adjusted EBIT	52	541	(489)

Shipments (excluding JVs) totaled 149 thousand vehicles, down 32%, driven by the interruption of supply due to the Tianjin (China) port explosion in early August, strong competition from local producers and the transition to local production in China, as well as reduced shipments in Australia resulting from price increases. Similarly, Group retail sales (including JVs) were 42 thousand vehicles lower than 2014 at 215 thousand vehicles.
Net revenues were €4.9 billion, down 22% (-31% at CER), primarily as a result of the decrease in shipments and increased incentives in China.
Adjusted EBIT was €52 million, a decrease of €489 million from 2014 driven by lower volumes, unfavorable net pricing and foreign exchange effects, partially offset by reduced marketing costs. Adjusted EBIT excludes total charges of €205 million, of which €142 million relates to the write-down of inventory and incremental incentives recognized in Q3 2015 for vehicles damaged in the Tianjin port explosion (expected to be recovered through insurance).

EMEA
Three months ended December 31,				Year ended December 31,
2015	2014	Change	(€ million)	2015	2014	Change
299	261	38	Shipments (000s)	1,142	1,024	118
5,585	4,989	596	Net revenues	20,350	18,020	2,330
111	90	21	Adjusted EBIT	213	(41)	254

Passenger car and light commercial vehicle (LCV) shipments totaled 1,142 thousand units, up 12% over 2014. Passenger car shipments were up 12% to 899 thousand units and LCVs were up 10% to 243 thousand units. European passenger car market share (EU28+EFTA) was up 30 bps to 6.1% (+60 bps to 28.3% in Italy). For LCVs, estimated European market share2 (EU28+EFTA) was 11.3% (80 bps to 45.7% in Italy).
Net revenues were €20.4 billion, up 13% (+11% CER) resulting from higher volumes and favorable product mix driven by the all-new Jeep Renegade and Fiat 500X, as well as positive net pricing mainly driven by pricing actions in non-European Union markets and foreign exchange effects.
Adjusted EBIT for 2015 was €213 million, compared with negative €41 million for 2014. The improvement was primarily attributable to increased shipments, positive net pricing and more favorable product mix, reflecting the continued success of the Fiat 500 family and the Jeep brand as well as cost efficiencies, which were partially offset by higher costs for U.S. imported vehicles due to a stronger U.S. Dollar and increased marketing costs. Adjusted EBIT excludes total charges of €47 million which primarily relate to asset impairments.

Maserati
Three months ended December 31,				Year ended December 31,
2015	2014	Change	(€ million)	2015	2014	Change
9,971	10,020	(49)	Shipments (units)	32,474	36,448	(3,974)
762	728	34	Net revenues	2,411	2,767	(356)
14	65	(51)	Adjusted EBIT	105	275	(170)

Net revenues totaled €2.4 billion, down 13% (-22% lower at CER) from 2014, primarily due to decreased Quattroporte volumes resulting from weaker segment demand in the U.S. and China.

Adjusted EBIT decreased to €105 million from €275 million in 2014 primarily due to lower volumes, unfavorable mix and an increase in industrial costs related to the start-up costs for the all-new Levante to be launched in 2016.

_____________________________
2 Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist.

Components
Three months ended December 31,				Year ended December 31,
2015	2014	Change	(€ million)	2015	2014	Change
			Magneti Marelli
1,843	1,730	113	Net revenues	7,262	6,500	762
105	83	22	Adjusted EBIT	321	229	92
			Comau
472	518	(46)	Net revenues	1,952	1,550	402
25	31	(6)	Adjusted EBIT	72	60	12
			Teksid
138	159	(21)	Net revenues	631	639	(8)
3	(1)	4	Adjusted EBIT	2	(4)	6
			COMPONENTS
2,438	2,379	59	Net revenues (*)	9,770	8,619	1,151
133	113	20	Adjusted EBIT	395	285	110
(*) Net of eliminations

Magneti Marelli
Net revenues were €7.3 billion, a 12% increase over 2014, primarily driven by positive performance in the lighting and electronic systems businesses.
Adjusted EBIT was €321 million, an increase of €92 million from 2014 primarily related to higher volumes, cost containment actions and efficiencies. Adjusted EBIT margin improved to 4.4% in 2015 from 3.5% in 2014.
Comau
Net revenues were €2.0 billion, a 26% increase from 2014, primarily due to body assembly, powertrain and robotics businesses.
Adjusted EBIT increased by €12 million from 2014 to €72 million primarily due to increased volumes.
Teksid
Net revenues were €631 million, a 1% decrease from 2014, primarily attributable to a 10% decrease in cast iron business volumes, partially offset by a 21% increase in aluminum business volumes.
Adjusted EBIT was €2 million compared to negative €4 million in 2014.

Brand activity in the quarter
Marking the return of the Jeep brand production in China, production of the Jeep Cherokee began in November at our joint-venture plant in Changsha, with deliveries of the first Chinese-made Jeep Cherokee in December. FCA expects that by the end of 2016, the Jeep Renegade and the all-new Jeep C-SUV will also be locally produced in China.
Two new special edition models, the new Jeep Wrangler Backcountry and the new Jeep Grand Cherokee SRT Night, were unveiled at the 2015 Los Angeles Auto Show in November. The new Jeep Wrangler Backcountry has a winter capability design theme and will be available with a unique deep purple exterior color. The new Jeep Grand Cherokee SRT Night with its 6.4-liter V-8 engine, has a stealth-like appearance in the form of a black roof, rear spoiler, and 20-inch wheels.
The Jeep Renegade was named the "2016 Car of the Year" in Brazil during the annual automotive industry award ceremony hosted by Autoesporte magazine (Editora Globo) in Brazil.
The all-new Fiat 124 Spider, which was also introduced at the 2015 Los Angeles Auto Show, revives the historic nameplate nearly 50 years after its original introduction and brings its classic Italian styling and performance to a new generation. The Fiat 124 Spider, which is expected to be available in EMEA and NAFTA in Q2 2016, delivers the Italian roadster experience with driving excitement, technology and safety combined with iconic Italian design.
After the world preview at the Istanbul Motor Show last May, the all-new Fiat Tipo was presented to the international press in November, launched in Italy in December and is being sold in over forty countries across EMEA. This four-door compact sedan embodies Italian design that delivers personality and style without forgoing functionality. The new Fiat Tipo won the prestigious AUTOBEST award and was voted “The Best Buy Car of Europe in 2016” by 26 jury members from all over Europe, making Fiat the first brand in AUTOBEST history to win this European competition three times.

The following are reconciliations of the Group's financial results as reported herein to the Group's financial results reflecting Ferrari's classification as a discontinued operation as they will be presented within the Group’s 2015 consolidated financial statements in accordance with IFRS.

FIAT CHRYSLER AUTOMOBILES – Highlights
Year ended December 31, 2014				Year ended December 31, 2015
Results including Ferrari	Ferrari - discontinued operations, net of inter-company eliminations	Results excluding Ferrari	(€ million)	Results including Ferrari	Ferrari - discontinued operations, net of inter-company eliminations	Results excluding Ferrari
96,090	2,450	93,640	Net revenues	113,191	2,596	110,595
3,766	404	3,362	Adjusted EBIT	5,267	473	4,794

FIAT CHRYSLER AUTOMOBILES – Highlights
Three months ended December 31, 2014				Three months ended December 31, 2015
Results including Ferrari	Ferrari - discontinued operations, net of inter-company eliminations	Results excluding Ferrari	(€ million)	Results including Ferrari	Ferrari - discontinued operations, net of inter-company eliminations	Results excluding Ferrari
27,084	664	26,420	Net revenues	30,099	685	29,414
1,175	115	1,060	Adjusted EBIT	1,639	109	1,530

Reconciliation of Net industrial debt as reported to Net industrial debt excluding Ferrari

FIAT CHRYSLER AUTOMOBILES – Net Industrial Debt
	At December 31, 2015
(€ million)	Net industrial debt as reported	Ferrari Spin-off	Net industrial debt excluding Ferrari
Net industrial debt	(6,012)	(963)	(5,049)

Ferrari plans to release their annual results on February 2, 2016. Ferrari's results on a stand-alone basis may differ from their results within the Group due to consolidation adjustments for elimination of inter-company transactions and differences in definitions of net debt and net industrial debt measures.

Reconciliation of Adjusted EBIT1

FIAT CHRYSLER AUTOMOBILES – EBIT to Adjusted EBIT reconciliation
Three months ended December 31,			Year ended December 31,
2015	2014	(€ million)	2015	2014
480	951	EBIT - excluding Ferrari	2,625	2,834
—	—	Change in estimate for future recall campaign costs	761	—
—	—	NHTSA Consent Order and Amendment	144	—
83	—	Currency devaluations - LATAM	163	98
—	—	Tianjin (China) port explosion	142	—
834	—	NAFTA capacity realignment	834	—
103	98	Other impairments and asset write-offs	118	115
30	11	Other	7	315 (2)
1,050	109	Total adjustments - excluding Ferrari	2,169	528
1,530	1,060	Adjusted EBIT - excluding Ferrari	4,794	3,362
109	115	Adjusted EBIT - Ferrari	473	404
1,639	1,175	Adjusted EBIT - including Ferrari	5,267	3,766

____________________________
1 Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature.
2 Primarily includes the €495 million charge in Q1 2014 recognized in connection with the UAW Memorandum of Understanding entered into by FCA US in January 2014 partly offset by the €223 million gain on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US equity interest in connection with FCA's acquisition of the remaining 41.5 percent ownership interest in FCA US that was previously not owned.

Reconciliation of Adjusted net profit1

Adjusted net profit – continuing operations (i.e. excluding Ferrari)
Three months ended December 31,			Year ended December 31,
2015	2014	(€ million)	2015	2014
196	336	Net profit from continuing operations	93	359
1,050	109	Adjustments (as above) - excluding Ferrari adjustments	2,169	528
(205)	—	Tax impact of adjustments	(554)	(115)
845	109	Total adjustments, net of tax - excluding Ferrari	1,615	413
1,041	445	Adjusted net profit - continuing operations	1,708	772

1 con

Adjusted net profit – including Ferrari
Three months ended December 31,			Year ended December 31,
2015	2014	(€ million)	2015	2014
251	420	Net profit	377	632
1,075	109	Adjustments (as above) - including Ferrari adjustments	2,203	543
(205)	—	Tax impact on adjustments	(554)	(115)
870	109	Total adjustments, net of taxes	1,649	428
1,121	529	Adjusted net profit	2,026	1,060

_____________________________
1 Adjusted net profit is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature.

Calculation of Adjusted basic EPS 1

Adjusted basic EPS
Three months ended December 31,			Year ended December 31,
2015	2014		2015	2014
0.160	0.329	Basic EPS (€/share)	0.221	0.465
870	109	Adjustments, net of taxes (€ million)	1,649	428
0.576	0.088	Total impact of adjustments on Basic EPS (€/share)	1.092	0.350
0.736	0.417	Adjusted basic EPS (€/share)	1.313	0.815
1,511,390	1,238,757	Weighted average number of shares (thousand)	1,510,555	1,222,346

_____________________________
1 Adjusted basic EPS is calculated by adjusting Basic EPS for the impact of the same items excluded from Adjusted EBIT.

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This document, and in particular the section entitled “2016 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures and other effects from and in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On January 27, 2016, at 3:30p.m.GMT, management will hold a conference call to present the 2015 Full Year results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the website prior to the call.

Net debt and available liquidity

London, January 27, 2016